Exhibit 15.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form F-3 (No. 333-160505) of KB Financial Group Inc. (the “Company”) of our report dated May 22, 2009 relating to the consolidated financial statements (before the effects of the adjustments to retrospectively apply the adoption of SFAS 160, Noncontrolling Interests in Consolidated Financial Statements (ASC 810-10-45-15) discussed in Note 1 to the consolidated financial statements) of the Company (which report expresses an unqualified opinion and includes explanatory paragraphs related to the adjustments to retrospectively apply the adoption of SFAS 160, Noncontrolling Interests in Consolidated Financial Statements (ASC 810-10-45-15) which were audited by other auditors), appearing in the Annual Report on Form 20-F of the Company for the year ended December 31, 2010.

/s/ Deloitte Anjin LLC

Seoul, Korea
June 20, 2011